Norris Lab
Robert Prather - Chemist
PO Box 2882 104 Sterling Rd
Norris MT 59745-2882
(406) 685-3244 Lab            (406) 685-3244 Fax
e-mail:rprather@3rivers.net

November 8, 2007

Aaron Charlton
Grant Hartford Corporation
619 SW Higgins Suite O
Missoula, MT 59803

Aaron,

This letter is to confirm that Norris Lab will commit to running 40 assays per week for Grant Hartford Corporation, beginning in May or June, 2008. Typical turn-around time will be 2 to 3 days. We will also be available for metallurgical testing as needed. Current price for fire assay, including prep, is $20.00 per sample. Prices on met tests vary, according to the amount of time involved.

This letter is further to confirm that Grant Hartford Corporation may use my name as their assayer on their website and publications. It must be understood that this use in no way implies any involvement in the business by Norris Lab, which is acting strictly as an outside contractor.

Yours truly,

Robert W. Prather
Owner, Norris Lab